ROSS MILLER
SECRETARY OF STATE
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684-5708
Website: secretaryofastate.biz

Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.380)

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 – After Issuance of Stock)

3.3   The Corporation currently has 25,110,946 issued and outstanding shares of common stock.  The current issued and outstanding common stock of the Corporation shall be, without any further action on the part of the holders thereof, reverse-split, consolidated, and automatically converted into one single share of the Corporation’s common stock for each 1,500 shares then issued and outstanding.

       Signatures (Required):

/s/ Steven Prior_________________________
  Steven Prior, President